December 2, 2025

VIA E-MAIL

Barry Pershkow
Chapman and Cutler LLP
1801 K Street NW, Suite 700
Washington, DC 20006

       Re:      Volatility Shares Trust
                Post-Effective Amendments on Form N-1A
                File Nos. 333-263619, 811-23785

Dear Mr. Pershkow:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. From
October 14 to November 21, 2025, Volatility Shares Trust filed post-effective amendments on
Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

         Rule 18f-4 limits fund leverage risk by requiring that an open-end
fund   s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.



1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
 Barry Pershkow
Page 2 of 4

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                              *   *   *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.


                                                              Sincerely,

                                                              Division of
Investment Management
                                           Appendix A

33 Act No.   Accession No           Complex             Entity Name
  Filing Date   Series Names
333-263619   0001213900-25-098807   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x AMD ETF
333-263619   0001213900-25-098809   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x AMZN ETF
333-263619   0001213900-25-098810   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x COIN ETF
333-263619   0001213900-25-098811   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x CRCL ETF
333-263619   0001213900-25-098812   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x GOOGL ETF
333-263619   0001213900-25-098815   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x MSTR ETF
333-263619   0001213900-25-098816   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x NVDA ETF
333-263619   0001213900-25-098818   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x PLTR ETF
333-263619   0001213900-25-098820   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x TSLA ETF
333-263619   0001213900-25-098821   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x Bitcoin ETF
333-263619   0001213900-25-098823   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x Ether ETF
333-263619   0001213900-25-098824   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x Solana ETF
333-263619   0001213900-25-098829   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x XRP ETF
333-263619   0001213900-25-098831   Volatility Shares   Volatility Shares Trust
  10/14/2025    3x VIX ETF
333-263619   0001213900-25-098833   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x AMD ETF
333-263619   0001213900-25-098835   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x AMZN ETF
333-263619   0001213900-25-098838   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x COIN ETF
333-263619   0001213900-25-098839   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x CRCL ETF
333-263619   0001213900-25-098840   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x GOOGL ETF
333-263619   0001213900-25-098842   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x MSTR ETF
333-263619   0001213900-25-098843   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x NVDA ETF
333-263619   0001213900-25-098844   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x PLTR ETF
333-263619   0001213900-25-098845   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x TSLA ETF
333-263619   0001213900-25-098849   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x Bitcoin ETF
333-263619   0001213900-25-098852   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x Ether ETF
333-263619   0001213900-25-098855   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x Solana ETF
333-263619   0001213900-25-098859   Volatility Shares   Volatility Shares Trust
  10/14/2025    5x XRP ETF
333-263619   0001213900-25-099617   Volatility Shares   Volatility Shares Trust
  10/16/2025    5x IWM ETF
333-263619   0001213900-25-099622   Volatility Shares   Volatility Shares Trust
  10/16/2025    5x QQQ ETF
333-263619   0001213900-25-099628   Volatility Shares   Volatility Shares Trust
  10/16/2025    5x SPY ETF
333-263619   0001213900-25-100875   Volatility Shares   Volatility Shares Trust
  10/21/2025    5x GDX ETF
333-263619   0001213900-25-100880   Volatility Shares   Volatility Shares Trust
  10/21/2025    5x GLD ETF
333-263619   0001213900-25-100881   Volatility Shares   Volatility Shares Trust
  10/21/2025    5x MAGS ETF
333-263619   0001213900-25-100883   Volatility Shares   Volatility Shares Trust
  10/21/2025    5x SLV ETF
333-263619   0001213900-25-100886   Volatility Shares   Volatility Shares Trust
  10/21/2025    5x SOXQ ETF
333-263619   0001213900-25-100868   Volatility Shares   Volatility Shares Trust
  10/21/2025    3x GDX ETF
333-263619   0001213900-25-100869   Volatility Shares   Volatility Shares Trust
  10/21/2025    3x MAGS ETF
333-263619   0001213900-25-100872   Volatility Shares   Volatility Shares Trust
  10/21/2025    3x GLD ETF
333-263619   0001213900-25-100874   Volatility Shares   Volatility Shares Trust
  10/21/2025    3x SLV ETF
333-263619   0001213900-25-102120   Volatility Shares   Volatility Shares Trust
  10/24/2025    3x AAPL ETF
333-263619   0001213900-25-102122   Volatility Shares   Volatility Shares Trust
  10/24/2025    5x AAPL ETF
333-263619   0001213900-25-102124   Volatility Shares   Volatility Shares Trust
  10/24/2025    3x AVGO ETF
 Barry Pershkow
Page 4 of 4

 333-263619   0001213900-25-102126   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x AVGO ETF
 333-263619   0001213900-25-102128   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x BABA ETF
 333-263619   0001213900-25-102129   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x BABA ETF
 333-263619   0001213900-25-102131   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x BMNR ETF
 333-263619   0001213900-25-102132   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x BMNR ETF
 333-263619   0001213900-25-102133   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x CRWV ETF
 333-263619   0001213900-25-102136   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x CRWV ETF
 333-263619   0001213900-25-102137   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x HIMS ETF
 333-263619   0001213900-25-102138   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x HIMS ETF
 333-263619   0001213900-25-102140   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x HOOD ETF
 333-263619   0001213900-25-102141   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x HOOD ETF
 333-263619   0001213900-25-102146   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x INTC ETF
 333-263619   0001213900-25-102151   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x INTC ETF
 333-263619   0001213900-25-102153   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x META ETF
 333-263619   0001213900-25-102156   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x META ETF
 333-263619   0001213900-25-102159   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x MSFT ETF
 333-263619   0001213900-25-102168   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x MSFT ETF
 333-263619   0001213900-25-102170   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x NFLX ETF
 333-263619   0001213900-25-102173   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x NFLX ETF
 333-263619   0001213900-25-102175   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x ORCL ETF
 333-263619   0001213900-25-102179   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x ORCL ETF
 333-263619   0001213900-25-102182   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x SMCI ETF
 333-263619   0001213900-25-102184   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x SMCI ETF
 333-263619   0001213900-25-102185   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x TSM ETF
 333-263619   0001213900-25-102186   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x TSM ETF
 333-263619   0001213900-25-102187   Volatility Shares   Volatility Shares
Trust   10/24/2025   3x UNH ETF
 333-263619   0001213900-25-102193   Volatility Shares   Volatility Shares
Trust   10/24/2025   5x UNH ETF
 333-263619   0001213900-25-113686   Volatility Shares   Volatility Shares
Trust   11/21/2025   5x TLT ETF
 333-263619   0001213900-25-113688   Volatility Shares   Volatility Shares
Trust   11/21/2025   5x XLF ETF
 333-263619   0001213900-25-113693   Volatility Shares   Volatility Shares
Trust   11/21/2025   5x FAANG ETF